EXHIBIT 99.1

POET Technologies Reports Fourth Quarter 2025 Financial Results

TORONTO, March 31, 2026 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of Photonic Integrated Circuits (PICs), light sources and optical modules for the AI and data center markets, today reported its audited consolidated financial results for the fourth quarter ended December 31, 2025. The Company’s financial results as well as the Management Discussion and Analysis have been filed on SEDAR+. All financial figures are in United States dollars (“USD”) unless otherwise indicated.

Management Commentary:
“In Q4 2025, we made a decisive transition from development to execution, supported by substantial capital inflows and growing commercial validation of our technology,” said POET Chairman & CEO, Dr. Suresh Venkatesan. “We secured over US$225 million in financing during the quarter and an additional US$150 million in January 2026, giving us the resources to accelerate manufacturing scale-up and meet rising customer demand. We also received a production order exceeding US$5 million for our POET Infinity™ optical engines, reflecting continued customer momentum as deployments of next-generation optical solutions begin to scale. At the same time we are seeing strong alignment between our platform and the rapidly evolving requirements of AI-driven network architectures.”

Dr. Venkatesan continued, “Our focus is firmly on execution — scaling production, delivering on customer programs and deepening engagements with key partners. We are advancing manufacturing readiness in Malaysia to support high-volume production of light source products beginning in Q2, followed by high-speed (800G) optical engines in Q3, positioning us to fulfill both existing and anticipated demand for our POET Infinity transmit and receive engines. In total, we expect to ship more than 30,000 optical engines this year across both high-speed and high-power segments, underscoring the scale of our ramp. We also expect previously announced module development partnerships to begin contributing revenue this year.

“Importantly, we see a significant and expanding opportunity for our ELSFP (External Laser Small Form-Factor Pluggable) optical engines that extends well beyond the high-speed segment. Demand is accelerating across both high-speed and high-power applications, opening new avenues for growth as customers adopt more power-efficient, scalable optical architectures. The combination of our Blazar™ platform with the SmartFAU™, announced earlier, provides meaningful differentiation in the external light source segment and is expected to form the basis for new customer engagements this year.

“To support this growth, we are investing aggressively in talent and capabilities. In 2025, we added 30 employees across senior leadership, engineering, and technical roles, with momentum continuing into Q1 2026 through the addition of 15 more hires. We are also actively evaluating strategic acquisitions to strengthen our talent base and secure differentiated component supply, supporting a revitalized module strategy across both light source and high-speed product lines.

“The Optical Fiber Communications (OFC) Conference in Los Angeles marked our strongest validation to date. The POET Optical Interposer platform generated significant industry interest for its ability to enable current and future AI connectivity solutions. In particular, the POET Blazar hybrid laser attracted substantial attention as a cost-effective, high-performance solution for high-power, high-bandwidth, multi-channel light sources for Co-Packaged Optics (CPO), as well as GPU-to-GPU and GPU-to-memory optical interconnects.

“With $430 million in cash and with customer engagement accelerating, our priority is to convert a growing pipeline into sustained revenue — building a strong foundation for long-term growth and increasing shareholder value.”

Notable Business Highlights:

  Successfully completed three rounds of equity financing with new institutional investors at prices higher than prior financings, resulting in gross proceeds of $375,000,000.
  Received a production order valued at over US$5 million from a leading systems integrator for a shipment of POET Infinity™ optical engines for inclusion in their optical transceiver modules.
  Collaborated with Quantum Computing Inc. to develop 400G/Lane thin-film lithium niobate (TFLN) modulator-based 3.2Tbps engines that will be designed to lead the next era of AI interconnectivity and high-speed computing applications.

Non-IFRS Financial Summary
The Company reported non-recurring engineering (“NRE”) and product revenue of $341,202 in the fourth quarter of 2025 compared to $29,032 for the same period in 2024 and $298,434 in the third quarter of 2025. Historically the Company provided NRE services to multiple customers for unique projects that are being addressed utilizing the capabilities of the POET Optical Interposer.

The Company reported a net loss of $42.7 million, or ($0.32) per share, in the fourth quarter of 2025 compared with a net loss $30.2 million, or ($0.50) per share, for the same period in 2024 and a net loss of $9.4 million, or ($0.11) per share, in the third quarter of 2025. The net loss in the fourth quarter of 2025 included research and development costs of $4.6 million compared to $3.4 million for the same period in 2024 and $3.7 million in the third quarter of 2025. Fluctuations in R&D for a Company of this size and this stage of growth are expected on a period-over-period basis as the Company transitions from technology development to product development.

The largest component of the Company’s loss was from the non-cash fair value adjustment to derivative warrant liability of $30.6 million in the fourth quarter of 2025, compared to $12.4 million in the same period in 2024 and $2.4 million in the third quarter of 2025. This non-cash item relates to warrants issued in a foreign currency and is periodically remeasured. The increase was a result of the issuance of warrants and the increase in the Company’s stock price during the third quarter. Subsequent to the year end, the Company repriced the majority of the outstanding warrants that were originally priced in Canadian dollars to their US Dollar equivalent. Going forward, this action will eliminate the majority of the non-cash derivative warrant liability that is carried on the Statement of Financial Position as of 31 December 2025.

Other non-cash expenses in the fourth quarter of 2025 included stock-based compensation of $2.2 million and depreciation and amortization of $0.9 million. Non-cash stock-based compensation and depreciation and amortization in the same period of 2024 were $1.4 million and $0.5 million, respectively. Third quarter 2025 stock-based compensation and depreciation and amortization were $1.8 million and $0.9 million, respectively. The Company had non-cash finance costs of $49,000 in the fourth quarter of 2025 compared to non-cash finance costs of $32,000 in the fourth quarter of 2024 and non-cash costs of $31,000 in the third quarter of 2025.

The Company recognized other income, including interest of $2.5 million in the fourth quarter of 2025, compared to $511,000 in the same period in 2024 and $1.0 million in the third quarter of 2025.

During the fourth quarter of 2025 the Company acquired the remaining 24.8% interest of SPX from SAIC. The acquisition of this interest resulted in a non-cash loss to the Company of $6,852,687. The Company did not have related costs in the fourth quarter of 2025 or the third quarter of 2025.

Cash flow from operating activities in the fourth quarter of 2025 was ($11.6) million compared to ($8.7) million in the fourth quarter of 2024 and ($2.8) million in the third quarter of 2025.

The Company raised gross proceeds of $225 million, including $225 million from the issuance of units from brokered and non-brokered equity offerings and $14.6 million from the exercise of warrants and stock options.

Summary of Financial Performance
The following is a summary of the Company’s operations over the five quarters ending December 31, 2025. This information should be read in conjunction with the Company’s financial statements filed on Sedar+ on March 31, 2026.

POET TECHNOLOGIES INC. PROFORMA – NON-IFRS AND IFRS PRESENTATION OF OPERATIONS (All figures are in U.S. Dollars)

For the Quarter ended:	31-Dec-25	30-Sep-25	30-Jun-25	31-Mar-25	31-Dec-24
Revenue	341,202	298,434	268,469	166,760	29,032
Research and development	(4,621,450)	(3,735,703)	(3,150,044)	(4,360,192)	(3,437,683)
Depreciation and amortization	(903,513)	(892,704)	(792,814)	(726,868)	(475,281)
Professional fees	(503,449)	(371,413)	(562,583)	(276,184)	(679,156)
Wages and benefits	(711,536)	(675,306)	(1,042,380)	(2,123,274)	(758,883)
Loss on acquisition of 24.8% of SPX	-	-	-	-	(6,852,687)
Stock-based compensation (non-cash)	(2,235,188)	(1,864,589)	(1,165,482)	(841,793)	(1,404,995)
General expenses and rent	(747,852)	(497,118)	(1,009,778)	(898,056)	(474,937)
Finance advisory fees	(4,632,236)	(1,816,272)	(1,302,464)	(476,802)	(4,239,831)
Derivative liability adjustment (non-cash)	(30,689,590)	(2,414,223)	(7,559,991)	15,382,971	(12,444,661)
Interest expense	(48,906)	(31,429)	(30,925)	(32,786)	(31,605)
Other (income), including interest	2,502,964	989,007	533,308	527,782	511,448
Unrealized foreign exchange loss	(422,128)	1,641,602	(1,448,691)	-	-
Net loss	(42,671,682)	(9,369,714)	(17,263,375)	6,341,558	(30,259,239)

Net income (loss) per share - Basic	(0.32)	(0.11)	(0.21)	0.08	(0.50)

About POET Technologies Inc.
POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers. POET’s photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems. POET’s Optical Interposer platform also solves device integration challenges in 5G networks, machine-to-machine communication, self-contained “Edge” computing applications and sensing applications, such as LIDAR systems for autonomous vehicles. POET is headquartered in Toronto, Canada, with operations in California, USA, Shenzhen, China, Penang, Malaysia and Singapore. More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Forward-Looking Statements
This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products and expectations for approval of proposals at the Company’s annual meeting of shareholders.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, the introduction of new products, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its joint venture, plans for and completion of projects by the Company’s consultants, contractors and partners, availability of capital, the necessity to incur capital and other expenditures and the response by customers to marketing efforts, including public conferences and exhibitions. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, lack of sales in its products, once released, operational risks in the completion of the Company’s anticipated projects, lack of performance of its joint venture, the ability of the Company to generate sales for its products, the ability to attract key personnel, the ability to raise additional capital and a lack of response from customers to marketing efforts, including public conferences and exhibitions. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075